FILED BY NCRIC GROUP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                              SUBJECT COMPANY: NCRIC GROUP, INC.
                                                   COMMISSION FILE NO. 000-25505



Press Release


February 28, 2005

For Immediate Release

For Information Contact:
Eric R. Anderson, Vice President, Investor Relations - 202.969.1866

SUMMARY
NCRIC Group, Inc. announces a net loss of $8.3 million for the fourth quarter of 2004 and a net loss of $7.1 million for the year ended December 31, 2004. The results are primarily driven by adverse development on claims reported in prior years. NCRIC also announces an agreement to merge with ProAssurance Corporation in an all-stock transaction that is expected to close early in the third quarter of 2005. The investor call previously scheduled on Tuesday, March 1, 2005 at 9:00 a.m. will now take place on Monday, February 28, 2005 at 9:30 a.m.; the call access number is (800) 406-5356 and the passcode is 1434317.

NCRIC GROUP, INC. REPORTS FOURTH QUARTER AND YEAR-END 2004 RESULTS

Washington, D.C. - (Business Wire) - NCRIC Group, Inc. (NCRIC) (Nasdaq National
Market: NCRI) today announced a net loss of $8.3 million, $1.30 per diluted share, for the fourth quarter of 2004 and a net loss for the year of $7.1 million, $1.12 per diluted share. These results reflect a fourth quarter reserve strengthening of $10.3 million, net of tax.

NCRIC results for the fourth quarter and full year 2004 follow:

Unaudited Consolidated Financial Summary
(in thousands, except per share data)


                                     Three months ended              Year ended
                                        December 31,                December 31,
                                      2004         2003          2004         2003
                                      ----         ----          ----         ----

Gross premiums written              $ 16,656     $ 12,208     $ 87,229     $ 71,365
                                    ========     --------     ========     ========
Net premiums earned                 $ 17,814     $ 12,381     $ 66,462     $ 47,264
Net investment income                  1,878        1,640        7,256        6,008
Net realized investment gains            131           78          475        1,930
Practice management                    1,076        1,143        4,395        4,906
Other income                             185           71          820        1,155
                                    --------     --------     --------     --------
        Total revenues                21,084       15,313       79,408
                                                                             61,263

Losses and LAE incurred               29,725       19,390       70,310       50,473
Underwriting expenses                  2,610        2,760       12,635       10,003
Practice management expenses           1,293        1,296        5,016        5,222
Interest expense                         234          219          857          826
Other expenses                           370          295        2,514        1,651
                                    --------     --------     --------     --------
        Total expenses                34,232       23,960       91,332       68,175

Loss before income tax               (13,148)      (8,647)     (11,924)      (6,912)

Income tax benefit                    (4,846)      (3,003)      (4,804)      (2,694)
                                    --------     --------     --------     --------

Net loss                            $ (8,302)    $ (5,644)    $ (7,120)    $ (4,218)
                                    ========     ========     ========     ========

Loss per common share:
       Basic                        $  (1.30)    $  (0.89)    $  (1.12)    $  (0.65)
       Diluted                      $  (1.30)    $  (0.89)    $  (1.12)    $  (0.65)

Combined Ratio:
     Loss and LAE ratio:
       Current year losses              79.1%       108.2%        80.0%        94.3%
       Development on prior years
         losses                         87.8%        48.4%        25.8%        12.5%
                                    --------     --------     --------     --------
     Total loss and LAE ratio          166.9%       156.6%       105.8%       106.8%
     Underwriting expense ratio         14.6%        22.3%        19.0%        21.2%
                                    --------     --------     --------     --------
       Combined ratio                  181.5%       178.9%       124.8%       128.0%
                                    ========     ========     ========     ========


Unaudited Balance Sheet Highlights
(in thousands, except per share data)
                                                  December 31,
                                              2004            2003
                                              ----            ----
Total investments                           $202,307        $174,357
Total assets                                 292,899         262,546
Liability for losses and LAE                 153,242         125,991
Accumulated other comprehensive gain           2,109           1,461
Total stockholders' equity                    72,015          77,979
Book value per share                        $  10.45        $  11.30
Tangible book value per share*              $   9.39        $  10.25

* Tangible book value consists of book value reduced by goodwill. NCRIC, stockholders' equity of $72,015 reduced by goodwill of $7,296 results in tangible book value of $64,719.

Commentary

         o Written and earned premiums continued to show increases, primarily as a result of premium rate increases in all our jurisdictions. The following table provides gross written premium by jurisdiction (in thousands):


                                   Year Ended December 31,
                                   -----------------------
                               2004                      2003
                               ----                      ----
Virginia               $29,612        34%       $22,640        32%
District of Columbia    25,650        30%        23,216        33%
Delaware                13,342        15%         8,755        12%
Maryland                11,451        13%         8,819        12%
West Virginia            7,174         8%         7,935        11%
                       -------   -------        -------   -------
Total                  $87,229       100%       $71,365       100%

         o Rate increases effective January 1, 2005 average 19.8%. The retention rate on January 1, 2005 renewals was 90%. Approximately 25% of our policies renew on January 1.

         o The combined ratio targeted in our premium rates averages 97.3% for 2004 rates and 92.5% for 2005 rates.

         o Loss and loss adjustment expenses incurred include components for current year losses and adverse development on claims reported in prior years as follows (in thousands):


                                       Three Months             Year
                                     Ended December 31,   Ended December 31,
                                     ------------------   ------------------
                                       2004      2003      2004       2003
                                       ----      ----      ----       ----
Incurred losses and LAE related to:
   Current year losses                $14,091   $13,403   $53,158   $44,588
   Prior years loss development        15,634     5,987    17,152     5,885
                                      -------   -------   -------   -------
Total incurred for the year           $29,725   $19,390   $70,310   $50,473
                                      =======   =======   =======   =======


         o Adverse development on losses originally reported in 2001, 2002 and 2003 span all our market jurisdictions with the exception of West Virginia.

         o We engaged a second actuarial consulting firm which prepared an independent reserve estimate confirming the initial actuarial indications.

         o Cash flow from operations was $33.2 million for the year ended December 31, 2004 compared to $20.6 million for the same period in 2003.

         o There has been no change in the status of the premium collection litigation. Post-trial motions filed in March and April, 2004 continue to await a ruling by the trial court judge.

Subsequent Event
Concurrent with the release of the fourth quarter and year-end 2004 results, NCRIC and ProAssurance Corporation issued a joint press release announcing an agreement to merge NCRIC into ProAssurance in an all-stock transaction. The proposed $69.6 million transaction values NCRIC common stock at $10.10 per share based on the closing price of ProAssurance common stock on Friday, February 25, 2005. Under the terms of the agreement each holder of common stock of NCRIC will have the right to receive 0.25 of a share of ProAssurance common stock for each share of NCRIC common stock. This exchange ratio is subject to adjustment in the event that the market price of the ProAssurance stock prior to the closing either exceeds $44.00 or is less than $36.00 such that the exchange ratio would then be adjusted such that the value per NCRIC share would neither exceed $11.00 nor be less than $9.00, respectively. The transaction is subject to required regulatory approvals and a vote of NCRIC shareholders and is expected to close early in the third quarter of 2005.

In light of the significant fourth quarter 2004 reserve strengthening as well as previous exploration of strategic alternatives, the NCRIC Board of Directors approved the initiation of acquisition discussions with ProAssurance with a view toward merging NCRIC into a larger, physician-focused medical malpractice insurer that can continue to build value for NCRIC's shareholders. The NCRIC Board believes that the merger into ProAssurance provides the best opportunity to deliver shareholder value. In addition, the Board believes that this action will best enable NCRIC to continue fulfilling its commitments to its policyholders.

The proposed transaction will be submitted to NCRIC's stockholders for their consideration. ProAssurance and NCRIC will file with the SEC a registration statement and a proxy statement/prospectus and other relevant documents concerning the proposed transaction. Stockholders of NCRIC are urged to read the registration statement and the proxy statement/prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about ProAssurance and NCRIC, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Eric Anderson, Senior Vice President, Investor Relations, NCRIC Group, Inc., 1115 30th Street, N.W., Washington, D.C. 20007, tel: (202) 969-3102 or to Frank B. O'Neil, Senior Vice President, Corporate Communications and Investor Relations, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209.

NCRIC Group, Inc. and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of NCRIC in connection with the merger. Information about the directors and executive officers of NCRIC and their ownership of NCRIC common stock is set forth in the proxy statement, dated April 2, 2004, for NCRIC's 2004 annual meeting of stockholders, as filed with the SEC.

Investor Conference Call
An investor conference call will be held on Monday, February 28, 2005 at 9:30 AM ET to review the fourth quarter and year-end 2004 results and to discuss the merger with ProAssurance. The management team of ProAssurance will take part in this call. This replaces the previously announced call which was scheduled to take place on Tuesday, March 1, 2005 at 9:00 a.m. Investors and analysts may access the conference call by dialing by dialing (800) 406-5356 or (913) 981-5572, and giving passcode 1434317. The call will also be webcast in a listen-only format through the Investor Relations sections of both company's websites, NCRIC.com and ProAssurance.com, as well through StreetEvents.com. A telephone replay will be available through March 11, 2005 at (888) 203-1112 or
(719) 457-0820, using passcode 1434317. The webcast will also be archived and replays will be available in the Investor Relations section of the websites of both companies.

About NCRIC Group, Inc.
NCRIC Group, Inc. (NCRIC) is a healthcare financial services organization that assists individual physicians and groups of physicians in managing their practices by providing medical professional liability insurance, practice management and financial services, and employee benefits plan design and pension administration. In addition to its headquarters in Washington, D.C., NCRIC has offices in Wilmington, Delaware; Greensboro, North Carolina; Richmond and Lynchburg, Virginia; and Charleston, West Virginia. NCRIC provides services to more than 4,700 physician clients.

Caution Regarding Forward Looking Statements
This news release contains historical information as well as forward-looking statements that are based upon our estimates and anticipation of future events that are subject to certain risks and uncertainties that could cause actual results to vary materially from the expected results described in the forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "hopeful," "intend," "may," "optimistic," "preliminary," "project," "should," "will," and similar expressions are intended to identify these forward-looking statements. There are numerous important factors that could cause our actual results to differ materially from those in the forward-looking statements. Thus, sentences and phrases that we use to convey our view of future events and trends are expressly designated as Forward-Looking Statements as are sections of this news release clearly identified as giving our outlook on future business. The principal risk factors that may cause actual results to differ materially from those expressed in the forward-looking statements are described in various documents we file with the Securities and Exchange Commission, including Form 10K for the year ended December 31, 2003 and Form 10Q for the most recent quarter. These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

Relating to the ongoing operations of the combined companies:
         o General economic conditions, either nationally or in our market area, that are worse than expected;
         o regulatory and legislative actions or decisions that adversely affect our business plans or operations;
         o        price competition;
         o inflation and changes in the interest rate environment the performance of financial markets and/or changes in the securities markets that adversely affect the fair value of our investments or operations;
         o changes in laws or government regulations affecting medical professional liability insurance and practice management and financial services;
         o        changes to our ratings assigned by A.M. Best;
         o        the effect of managed healthcare;
         o uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance; and changes in the availability, cost, quality, or collectibility of reinsurance;
         o significantly increased competition among insurance providers and related pricing weaknesses in some markets.
         o changes in accounting policies and practices, as may be adopted by our regulatory agencies and the Financial Accounting Standards Board; and
         o        changes in our organization, compensation and benefit plans.

Relating to the proposed transaction with NCRIC:

         o The business of ProAssurance and NCRIC may not be combined successfully, or such combination may take longer to accomplish than expected;

         o the cost savings from the merger may not be fully realized or may take longer to realize than expected;
         o operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
         o governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;
         o restrictions on our ability to achieve continued growth through expansion into other states or through acquisitions or business combinations; and
         o        the stockholders of NCRIC may fail to approve the merger.

We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and wish to advise readers that the factors listed above could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. We do not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

For further information, contact Eric R. Anderson, Senior Vice President, Investor Relations; 1115 30th Street, NW, Washington, D.C. 20007; 202.969.1866, ext. 3102; anderson@ncric.com; or consult NCRIC's website, www.ncric.com.

                                       ###

February 28, 2005